Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Receipt of Preliminary Non-Binding Proposal

Hong Kong, China, May 26, 2020 -- Sky Solar Holdings, Ltd. (NASDAQ: SKYS) ("Sky Solar" or the "Company"), a global developer, owner and operator of solar parks, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated May 25, 2020 (the “Proposal Letter”) from Japan NK Investment K.K., IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Buyer Group”) to acquire all outstanding ordinary shares (the “Shares”) of the Company not beneficially owned by the Buyer Group, including Shares represented by American Depositary Shares of the Company (the “ADSs”, each representing twenty Shares), in a going-private transaction (the “Proposed Transaction”) for US$0.30 in cash per Share, or US$6.00 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A. The Board previously formed a committee of three independent directors (the “Special Committee”), consisting of Mr. Qiang Zhan, Mr. Naiwei Chen and Mr. Xuelong Pei, to, among other mandates given to the Special Committee, evaluate strategic alternatives available to the Company. Houlihan Lokey (China) Limited and Kirkland & Ellis have been retained by the Special Committee as its financial advisor and legal counsel respectively. Consistent with the powers granted by the Board, the Special Committee will evaluate the Proposed Transaction and any other strategic alternatives available to the Company.

The Board and the Special Committee caution the Company’s shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposed Transaction or any alternative transaction that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Exhibit A

May 25, 2020 The Board of Directors Sky Solar Holdings, Ltd. Unit 417, 4th Floor, Tower Two Lippo Centre 89 Queensway, Admiralty Hong Kong Special Administrative Region The People’s Republic of China Ladies and Gentlemen: Japan NK Investment K.K., IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (together, the “Buyer Group”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of Sky Solar Holdings, Ltd. (the “Company”) not beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”). Our proposed purchase price for each American depositary share of the Company (“ADS”, each representing twenty Shares) is US$6.00 in cash. The Buyer Group and their respective affiliates beneficially own approximately 72.0% of all the issued and outstanding Shares of the Company. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 81.3% to the closing trading price of the Company’s ADSs on May 22, 2020, the last trading day prior to the date hereof, and a premium of approximately 94.0% and 109.2% to the volume-weighted average closing price of the Company’s ADSs during the last seven and thirty trading days, respectively. The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter. 1. Buyer Group. Members of the Buyer Group have entered into a consortium agreement, pursuant to which members of the Buyer Group have agreed to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition, in each case subject to the terms and conditions of the Consortium Agreement. The contemplated consortium agreement, subject to its terms and conditions, obligates the Buyer Group members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal. 2. Purchase Price. The consideration payable for each ADS will be $6.00 in cash, or $0.30 in cash per Share (in each case other than those ADSs or Shares beneficially owned by members of the Buyer Group or their affiliates that will be rolled over in connection with the Acquisition).

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided from the Buyer Group members and any additional members we accept into the Buyer Group in the form of rollover equity in the Company. Debt financing is expected to be provided by third-party loans, and we are confident that we can timely secure adequate financing to consummate the Acquisition. 4. Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements, including a merger agreement (the “Definitive Agreements”), providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type. 5. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the board of directors of the Company (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the identity of the Buyer Group and its relationships with certain Board members, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition. 6. Confidentiality. Members of the Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions. 7. No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. [Signature Page Follows]

Sincerely, JAPAN NK INVESTMENT K.K. /s/ Mitsutoshi Nishiyama Name: Mitsutoshi Nishiyama Title: Representative Director

[SIGNATURE PAGE TO BOARD PROPOSAL]

IDG ACCEL CHINA CAPITAL L.P. /s/ Chi Sing Ho Name: Chi Sing Ho Title: Authorized Signatory

[SIGNATURE PAGE TO BOARD PROPOSAL]

IDG-ACCEL CHINA CAPITAL INVESTORS L.P. /s/ Chi Sing Ho Name: Chi Sing Ho Title: Authorized Signatory

[SIGNATURE PAGE TO BOARD PROPOSAL]

JOLMO SOLAR CAPITAL LTD. /s/ Duan Xiaoguang Name: Duan Xiaoguang Title: Authorized Person

[SIGNATURE PAGE TO BOARD PROPOSAL]

CES HOLDING LTD /s/ Duan Xiaoguang Name: Duan Xiaoguang Title: Director

[SIGNATURE PAGE TO BOARD PROPOSAL]

JING KANG /s/ Jing Kang Jing Kang

[SIGNATURE PAGE TO BOARD PROPOSAL]

BIN SHI /s/ Bin Shi Bin Shi

[SIGNATURE PAGE TO BOARD PROPOSAL]

SINO-CENTURY HX INVESTMENTS LIMITED /s/ Hao Wu Name: Hao Wu Title: Authorized Signature

[SIGNATURE PAGE TO BOARD PROPOSAL]

KAI DING /s/ Kai Ding

[SIGNATURE PAGE TO BOARD PROPOSAL]